Exhibit 99.2

Management’s Responsibility for Financial Information

The accompanying consolidated financial statements, the notes thereto and other financial information contained in the management’s discussion and analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the Board of Directors and  management of Franco-Nevada Corporation. The financial information presented elsewhere in the management’s discussion and analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which reflect management’s best estimates and judgment based on currently available information.  A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors, through its Audit and Risk Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the audited consolidated financial statements and the accompanying management’s discussion and analysis.

The Audit and Risk Committee comprises three non-management, independent directors and meets periodically with management and the independent auditors to review internal accounting controls, auditing matters and financial reporting issues, and to satisfy itself that all parties are properly discharging their responsibilities. The Audit and Risk Committee also reviews the consolidated financial statements, the management’s discussion and analysis, the independent auditor’s report and examines and approves the fees and expenses for audit services and considers and recommends to shareholders, the engagement or reappointment of the external auditors. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to shareholders.

The consolidated financial statements have been audited, on behalf of shareholders, by the Company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. PricewaterhouseCoopers LLP have full and free access to the Audit and Risk Committee.

David Harquail	Sandip Rana

Chief Executive Officer	Chief Financial Officer

March 21, 2012

March 21, 2012

To the Shareholders of

Franco-Nevada Corporation

We have audited the accompanying consolidated financial statements of Franco-Nevada Corporation, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and the related notes, which include a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards (GAAS) and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian GAAS require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of Franco-Nevada Corporation’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Franco-Nevada Corporation’s  internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Franco-Nevada Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for years ended December 31, 2011 and December 31, 2010 in accordance with IFRS as issued by the IASB.

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

FRANCO-NEVADA CORPORATION

CONSOLIDATED BALANCE SHEETS

(In millions of US dollars, except share amounts)

	December 31, 2011	December 31, 2010	January 1, 2010

ASSETS
Cash and cash equivalents (Note 5)	$794.1	$413.9	$122.6
Short-term investments (Note 6)	16.7	133.8	377.5
Receivables (Note 12)	79.1	47.4	26.8
Prepaid expenses and other	4.5	4.0	1.2
Current assets	894.4	599.1	528.1

Royalty, stream and working interests, net (Note 7)	1,912.1	1,202.8	1,176.4
Investments (Note 6)	74.4	182.9	107.5
Deferred income tax assets (Note 15)	10.6	13.8	22.8
Other	9.5	8.4	6.1

Total assets	$2,901.0	$2,007.0	$1,840.9

LIABILITIES
Accounts payable and accrued liabilities (Note 8)	$35.9	$18.4	$7.2
Current income tax liabilities (Note 15)	7.4	8.0	2.3
	43.3	26.4	9.5

Deferred income tax liabilities (Note 15)	23.5	—	—
Total liabilities	66.8	26.4	9.5

SHAREHOLDERS’ EQUITY (Note 16)
Common shares	2,803.6	1,913.2	1,849.7
Contributed surplus	99.5	59.0	55.1
Deficit	(135.5)	(71.5)	(92.2)
Accumulated other comprehensive income	66.6	79.9	18.8
Total shareholders’ equity	2,834.2	1,980.6	1,831.4

Total liabilities and shareholders’ equity	$2,901.0	$2,007.0	$1,840.9

Commitments (Note 18)

Subsequent events (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 21, 2012

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(In millions of US dollars, except per share amounts)

	For the years ended December 31,
	2011	2010

Revenue (Note 12)	$411.2	$227.2

Costs and expenses
Cost of sales (Note 13)	63.3	29.5
Depletion and depreciation	130.6	88.6
Impairment of investments (Note 6)	17.5	1.5
Impairment of royalty and stream interests (Note 7)	151.2	4.1
Corporate administration (Note 16)	18.0	15.2
Business development	2.6	2.5
	383.2	141.4

Operating income	28.0	85.8

Foreign exchange loss and other expenses	(3.1)	(10.8)
Loss from equity investee	(1.7)	—
Gain on acquisition of Gold Wheaton (Note 4(e))	5.7	—
Gain on sale of available-for-sale investments (Note 6)	8.2	25.6
Income before finance items and income taxes	37.1	100.6

Finance items
Finance income	4.3	3.9
Finance expenses	(2.3)	(2.3)
Net income before income taxes	$39.1	$102.2

Income tax expense (Note 15)	45.9	39.5

Net income (loss)	$(6.8)	$62.7

Other comprehensive income (loss):
Other comprehensive loss from equity investee	(0.9)	—
Unrealized change in market value of available-for-sale investments, net of income tax	(5.7)	21.2
Realized change in market value of available-for-sale investments (Note 4(e))	(1.1)	(24.2)
Currency translation adjustment	(5.6)	64.1

Total comprehensive income (loss)	$(20.1)	$123.8

Basic earnings (loss) per share (Note 17)	$(0.05)	$0.55
Diluted earnings (loss) per share (Note 17)	$(0.05)	$0.55

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of US dollars, except share amounts)

	For the years ending December 31,
	2011	2010
Cash flows from operating activities
Net income (loss)	$(6.8)	$62.7
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depletion and depreciation	130.6	88.6
Impairment of royalty and stream interests (Note 7)	151.2	4.1
Impairment of investments (Note 6)	17.5	1.5
Mark-to-market gain on Gold Wheaton shares (Note 4(e))	(13.5)	—
Gain on sale of available-for-sale investments (Note 6)	(8.2)	(25.6)
Loss from equity investee	1.7	—
Other non-cash items	1.3	1.1
Deferred income tax expense (Note 15)	(5.1)	10.9
Share-based payments (Note 16)	4.5	4.9
Unrealized foreign exchange gain	(2.1)	(2.9)
Changes in non-cash assets and liabilities:
Decrease (increase) in receivables	16.7	(20.6)
Decrease in prepaid expenses and other	1.0	22.0
Increase (decrease) in accounts payable and accrued liabilities	(1.0)	16.9
Net cash provided by operating activities	287.8	163.6

Cash flows from investing activities
Proceeds on sale of short-term investments	260.6	581.6
Purchase of short-term investments	(77.6)	(327.1)
Purchase of secured notes	—	(111.6)
Proceeds on sale of investments	21.0	71.7
Proceeds of royalty interest in oil and gas properties	—	0.9
Acquisition of royalty interest in oil and gas properties	(0.5)	—
Acquisition of interests in mineral properties	(35.0)	(46.9)
Purchase of investments	(12.5)	(10.6)
Purchase of oil and gas well equipment	(2.6)	(2.4)
Purchase of property and equipment	—	(0.1)
Acquisition of Moydow Mines International	—	1.9
Acquisition of Gold Wheaton, net of cash acquired (Note 4(e))	(379.0)	—
Acquisition of Lumina (Note 4(a))	0.3	—
Net cash (used in) provided by investing activities	(225.3)	157.4

Cash flows from financing activities
Net proceeds from issuance of common shares	367.4	—
Credit facility amendment costs	(0.6)	(1.6)
Proceeds from drawn credit facility	164.6	—
Repayment of credit facility and secured notes	(172.7)	—
Payment of dividends	(49.2)	(33.3)
Proceeds from exercise of warrants	1.0	—
Proceeds from exercise of stock options	13.2	4.8
Net cash provided by (used in) financing activities	323.7	(30.1)
Effect of exchange rate changes on cash and cash equivalents	(6.0)	0.4
Net increase in cash and cash equivalents	380.2	291.3
Cash and cash equivalents at beginning of year	413.9	122.6
Cash and cash equivalents at end of year	$794.1	$413.9

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$1.0	$1.0
Income taxes paid during the period	$52.6	$24.9

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(In millions of US dollars, except share amounts)

	Share capital (Note 16)	Contributed Surplus	Accumulated other comprehensive income	Deficit	Total Equity
Balance at January 1, 2011	1,913.2	59.0	79.9	(71.5)	1,980.6
Net loss	—	—	—	(6.8)	(6.8)
Other comprehensive loss	—	—	(13.3)	—	(13.3)
Total comprehensive loss	—	—			(20.1)
Equity offering, net of transaction costs of $16.0	371.3	—	—	—	371.3
Issuance of common shares on Gold Wheaton acquisition	402.5	—	—	—	402.5
Acquisition of royalty interests	92.5	—	—	—	92.5
Exercise of stock options	22.5	(9.3)	—	—	13.2
Exercise of share purchase warrants	1.2	(0.1)	—	—	1.1
Share-based payments	—	4.5	—	—	4.5
Value of Gold Wheaton warrants and stock options upon acquisition	—	40.5	—	—	40.5
Value of warrants issued pursuant to acquisition of Lumina Royalty Corp.	—	5.2	—	—	5.2
Vesting of restricted share units	0.4	(0.3)			0.1
Dividends declared	—	—	—	(57.2)	(57.2)
Balance at December 31, 2011	2,803.6	99.5	66.6	(135.5)	2,834.2

Balance at January 1, 2010	1,849.7	55.1	18.8	(92.2)	1,831.4
Net income	—	—	—	62.7	62.7
Other comprehensive income	—	—	61.1	—	61.1
Total comprehensive income					123.8
Issuance of common shares on Moydow Mines International acquisition	44.9	—	—	—	44.9
Value of Moydow Mines International stock options upon acquisition	—	1.7	—	—	1.7
Exercise of stock options	7.5	(2.7)	—	—	4.8
Exercise of special warrants	9.9	(9.9)	—	—	—
Value of special warrants related to acquisition of Palmarejo gold stream		9.9	—	—	9.9
Share-based payments	—	4.9	—	—	4.9
Equity offering	1.2	—	—	—	1.2
Dividends declared	—	—	—	(42.0)	(42.0)
Balance at December 31, 2010	1,913.2	59.0	79.9	(71.5)	1,980.6

The accompanying notes are an integral part of these consolidated financial statements.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

Note 1 — Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, South Africa and Mexico. The portfolio includes over 300 royalties and streams covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 130 King Street West, Suite 740, Toronto, Ontario, Canada.

Note 2 — Basis of Preparation and Adoption of IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except for available-for-sale financial assets and financial liabilities which are measured at fair value. IFRS comprise IFRSs, International Accounting Standards (“IASs”) and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The Company adopted IFRS in accordance with IFRS 1 — First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010. Subject to certain transition elections disclosed in Note 20, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect. The Company’s Board of Directors approved these consolidated financial statements for issue on March 21, 2012.

Prior to the adoption of IFRS, our primary financial statements were prepared in accordance with Canadian generally accepted accounting principles (“CGAAP”). Disclosure of our elected transition exemptions, reconciliations and an explanation of accounting policy differences compared to CGAAP have been provided in Note 20 to these consolidated financial statements.

Note 3 — Summary of Significant Accounting Policies

(a)    Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

(i)    Determination of proven and probable reserves by the operators associated with the Company’s royalty, stream and working interests impact the measurement of the respective assets. The use of estimated reserve and resource prices and operators’ estimates of proven and probable reserves, production costs (including capital, operating and reclamation costs) related to the Company’s royalty and stream interests are subject to significant risks and uncertainties. These estimates affect depletion of the Company’s royalty, stream and working interests and the assessment of the recoverability of the carrying value of royalty, stream and working interests.

(ii)   Applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

(iii)  Assessment of impairment of royalty, stream and working interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and/or working interests. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, net asset value (“NAV”) multiples, foreign exchange rates, future capital expansion plans and the associated production implications.  Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests could impact the impairment analysis.

(iv)  The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make significant estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets. The Company holds royalty, stream and working interests in a number of global jurisdictions and is subject to the various tax regimes in place in these jurisdictions. As such, the Company is required to assess and estimate the appropriate accounting for current and deferred income taxes that the Company is exposed to.

(v)   The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(b)    Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (its “subsidiaries”) (together the “Company”).

(i)    Subsidiaries

Subsidiaries are entities over which the Company has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-company transactions.

The principal subsidiaries of the Company and their geographic locations at December 31, 2011 were as follows:

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

Entity	Jurisdiction	Ownership
Franco-Nevada U.S. Corporation	Delaware	100%
Franco-Nevada GLW Holdings Corp.	British Columbia	100%
Franco-Nevada Mexico Corporation, S.A. de C.V.	Mexico	100%
Franco-Nevada Canada Holdings Corp.	CBCA	100%
Franco-Nevada (Barbados) Corporation	Barbados	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Franco-Nevada LRC Holdings Corp.	British Columbia	100%
Franco-Nevada Alberta Holdings ULC	Alberta	100%
Franco-Nevada U.S. Holding Corp.	Delaware	100%
Minera Global Copper Chile S.A.	Chile	100%
Franco-Nevada Alberta Corporation	Alberta	100%
FN Subco Inc.	British Columbia	100%

(ii)   Investment in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company’s investments in its associates are included in the Company’s results in accordance with the equity method. Subsequent to the acquisition date, the Company’s share of profits or losses of associates is recognized in the consolidated statement of income (loss) and comprehensive income (loss) and its share of other comprehensive income (loss) of associates is included in the other comprehensive income account.

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of income (loss) and comprehensive income (loss).

The Company assesses at each period-end whether there is any objective evidence that interests in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less cost to sell and value in use) and charged to the consolidated statement of income (loss) and comprehensive income (loss).

(c)    Business combinations

On the acquisition of a subsidiary, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the subsidiary on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income (loss) and comprehensive income (loss).

When a subsidiary is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, and any discount is immediately recognized in the consolidated statement of income (loss).  If control is obtained or lost as a result of a transaction, the identifiable net assets are recognized in the balance sheet at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the consolidated statement of income (loss) and comprehensive income (loss).

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income (loss) and comprehensive income (loss).  Acquisition costs are expensed.

(d)    Currency translation

(i)    Functional and presentation currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of some of the subsidiaries. The parent Company’s functional currency is the Canadian dollar. The US dollar is used as the presentation currency of the Company to ensure comparability with the Company’s peers. References herein to C$ are to Canadian dollars.

(ii)   Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items and available-for-sale securities at the date of the consolidated balance sheet are recognized in net income. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction.

The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into US dollars, the group’s presentation currency, as follows:

•      assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;

•      income and expenses for each subsidiary are translated at the average exchange rates during the period; and

•      all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income (loss).

(e)    Mineral, stream and oil & gas interests

Mineral, stream and oil & gas interests consists of acquired royalty and stream interests in producing, advanced/development and exploration stage properties. Mineral, stream and oil & gas interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The cost of mineral, stream and oil & gas interests at January 1, 2010, the date of transition to IFRS, was determined by reference to the cost model under IAS 16 Property, Plant and Equipment. The major categories of the Company’s interests are producing, advanced and exploration.

Producing mineral and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral or stream properties. Producing oil & gas interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the oil & gas properties. Management relies on public disclosures for information on proven and probable reserves from the operators of the producing mineral and stream interests. For the oil & gas interests, management engages an independent petroleum consultant to prepare annual reserve reports.

On acquisition of a producing mineral or stream interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of these acquired resources and exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated reserve and

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

resource information obtained from the operators of the mineral and stream properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest.

Mineral, stream and oil & gas interests for advanced and exploration assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of advanced and exploration stage mineral, stream and oil & gas interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advanced minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record depletion expense on a units-of-production method, as described above, up to a maximum of the total of the advanced minimum payment received.

(f)     Working interests in oil & gas properties

Acquired oil & gas working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each oil & gas property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to the respective asset.

Capitalized costs are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the estimated barrels of oil equivalent used in proved and probable reserves.

(g)    Impairment of non-financial assets

Mineral, stream, oil & gas and working interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream, oil & gas or working interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. The future cash flow expected is derived using estimates of proven and probable reserves and information regarding the mineral, stream and oil & gas properties, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. Impairment losses first reduce the carrying value of any goodwill allocated to that CGU. Any remaining impairment loss is charged to the mineral, stream or oil & gas interest or working interest. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the asset’s recoverable amount exceeds its carrying amount.

(h)    Financial instruments

Financial assets and financial liabilities are recognized on the Company’s balance sheet when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, investments, trade payables and accrued liabilities. Financial instruments are recognized initially at fair value.

(i)   Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.  Cash and cash equivalents are measured at amortized cost.

(ii)  Receivables

Receivables are classified as loans and receivables and are initially recorded at fair value of the amount expected to be received and subsequently measured at amortized cost less any provision for impairment.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

Individual significant receivables are considered for recoverability when they are past due or when other objective evidence is received that a specific counterparty will default. Impairments for receivables are presented in the consolidated statement of income (loss) and comprehensive income (loss).

(iii)  Investments

Investments comprise equity interests in publicly-traded and privately-held entities and marketable securities with original maturities at the date of the purchase of more than three months. Investments are classified upon initial recognition as available-for-sale.

Available-for-sale investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, available-for-sale investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss), except for impairment losses, which are recognized in the consolidated statement of income (loss) and comprehensive income (loss). When an available-for-sale investment is sold or impaired, the accumulated gains or losses are reversed from accumulated other comprehensive income (loss) and included in the statement of income (loss) and comprehensive income (loss). Available-for-sale investments in instruments denominated in a currency other than an entity’s functional currency are measured at fair value with any changes from foreign exchange fluctuations being recognized in net income.

Where the Company holds an investment in a privately-held entity for which there is no active market and for which there is no reliable estimate of fair value, the investment is recorded at cost.

(iv)           Financial liabilities

Financial liabilities, including trade and other payables, are measured at amortized cost using the effective interest method.

(v)    Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. For equity securities, a significant or prolonged decline in fair value of the security below its cost is also evidence that the assets may be impaired. An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale investment is calculated by reference to its fair value.

Impairment losses are recognized in net income. For financial assets measured at amortized cost, any reversal of impairment is recognized in net income. Impairment losses booked on debt instruments classified as available-for-sale are reversed in subsequent periods if the amount of the loss decreases. For equity instruments classified as available-for-sale financial assets, impairment losses are not reversed.

(i)              Revenue recognition

Revenue comprises revenue earned in the period from royalty, stream and working interests and dividend income. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and/or working interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known. Royalty, stream, and working interest revenue received in kind is valued the date that title is transferred to the Company.

Under the terms of certain revenue stream agreements and concentrate sales contracts with independent smelting companies, sales prices are provisionally set on a specified future date after shipment based on market prices. Revenue is recorded under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward commodity prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

actual final price set under the smelting contracts are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of revenue.

Dividend income from investments is recognized when the shareholder’s rights to receive payment have been established, which is normally when the dividends are declared.

(j)               Cost of sales

Cost of sales includes various mineral and oil & gas production taxes that are recognized with the related revenues and the Company’s share of the gross costs for the working interests in the oil & gas properties.

For stream agreements, the Company purchases gold for a cash payment of the lesser of $400 per ounce, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold when purchased.

(k)           Income taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated statement of income (loss) because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the balance sheet date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income (loss), except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

(l)              Share capital

Common shares are recorded in equity net of expenses of the share issue.

(m)         Stock options

The Company may issue equity-settled share-based payments to directors, officers, employees and consultants under the terms of its share compensation plan. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed over the expected vesting period with a corresponding entry to contributed surplus and is based on the Company’s estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

(n)           Deferred share units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). Directors must elect to convert their fees prior to June 1 in each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the period from the grant date to settlement date. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date with a corresponding change in the consolidated statement of income (loss) and comprehensive income (loss).

(o)           Restricted share units

The Company may grant restricted share units to officers and employees under the terms of its share compensation plan. The Company plans to settle every restricted share unit with one common share of the parent company. The Company recognizes the fair value of the restricted share units as share-based compensation expense which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the restricted share units over the applicable vesting period, with a corresponding increase in contributed surplus. For performance vesting conditions, the grant date fair value of the restricted share unit is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes.

(p)           Segment reporting

The Company manages its business under a single operating segment, consisting of resource sector royalty/stream acquisitions and management activities. All of the Company’s assets and revenues are attributable to this single operating segment.

The operating segment is reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segment.

(q)          Earnings per share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

New Standards and Interpretations

IFRS 9, Financial Instruments

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company is currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the impact of early adoption.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

IFRS 10, Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation — Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 10 on our consolidated financial statements but do not expect significant adjustments from adopting IFRS 10.

IFRS 11, Joint Ventures

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31 Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 11 on our consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements, and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 12 on our consolidated financial statements.

IFRS 13, Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. Enhanced disclosures about fair value are required to enable financial statement users to understand how the fair values were derived. IFRS 13 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 13 on our consolidated financial statements.

IAS 28, Investments in Associates and Joint Ventures

In May 2011, the IASB issued amendments to IAS 28 Investments in Associates and Joint Ventures as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investments in associates, it now includes joint ventures that are to be accounted for by the equity method. We do not anticipate the amendments to IAS 28 will have a significant impact on our consolidated financial statements.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements that requires an entity to group items presented in the statement of the comprehensive income (loss) on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. We are currently assessing the impact of adopting IAS 1 amendments on our consolidated financial statements.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

Note 4 — Acquisitions

a)            Lumina Royalty Corp.

On December 1, 2011, Franco-Nevada and Lumina Royalty Corp. (“Lumina”) completed a court approved plan of arrangement pursuant to which Franco-Nevada acquired all of the outstanding common shares of Lumina for $64.4 million payable in Franco-Nevada common shares and 2017 Warrants (See 2017 Warrants definition under Note 16(c)). Under the agreement, Lumina shareholders received 0.03487 Franco-Nevada common shares and 0.01917 2017 Warrants for each Lumina common share held.  Franco-Nevada issued 1,383,850 common shares and 760,769 2017 Warrants upon closing of the transaction which has been accounted for as an asset acquisition under IFRS.

As part of the transaction, Franco-Nevada acquired the following royalty interests:

•                  a 1.5% net smelter return (“NSR”) royalty on Teck Resources Ltd.’s Relincho copper/molybdenum project located in Region III, Chile;

•                  a 1.08% NSR royalty on Lumina Copper Corp.’s Taca Taca copper/gold/molybdenum project located in Salta Province, Argentina;

•                  a fixed rate copper royalty and a 1.5% NSR royalty on Coro Mining Corp.’s San Jorge copper/gold/molybdenum project located in Mendoza Province, Argentina; and

•                  a 2% NSR royalty on open pit mining and a 1% NSR royalty on underground mining on a portion of Los Andes Copper Limited’s Vizcachitas copper/molybdenum project located in Region V, Chile.

b)            Phoenix Gold Royalty

On August 31, 2011, the Company acquired a 2.0% NSR royalty payable on part of Rubicon Minerals Corporation’s (“Rubicon”) Phoenix gold project in Red Lake, Ontario lying primarily beneath the waters of Red Lake.  Rubicon has an option to repurchase a 0.5% NSR royalty from the Company. The purchase price was approximately $23.7 million payable by the issuance of 550,000 common shares of the Company.

c)             Canadian Malartic Royalty

On July 12, 2011, the Company acquired a 1.5% gross overriding metal royalty encompassing seven mining claims which comprise a portion of Osisko Mining Corporation’s Canadian Malartic project in Canada. The purchase price was C$9.7 million payable by the issuance of 267,000 common shares of the Company.

d)            Edikan Royalty (formerly the Central Ashanti Gold Project)

On June 30, 2011, the Company acquired an effective 1.5% NSR royalty on all production from the Ayanfuri concession in Ghana for $35.0 million in cash.

All of the above mentioned acquisitions have been accounted for as asset acquisitions under IFRS.

e)        Gold Wheaton Gold Corp.

On March 14, 2011, the Company and Gold Wheaton completed a plan of arrangement pursuant to which Franco-Nevada acquired all of the issued and outstanding shares of Gold Wheaton that it did not already own and Gold Wheaton amalgamated with a wholly-owned subsidiary of the Company.

The Company issued 11,654,127 common shares and paid C$259.5 million in cash to shareholders of Gold Wheaton upon closing. In addition, the Company reserved for issuance an additional 6,857,448 common shares for the exercise of outstanding Gold Wheaton warrants and stock options.

On December 31, 2010, the Company acquired 10% secured notes of Gold Wheaton (the “Senior Secured Notes”) from third parties with an aggregate face value of C$100 million. The Senior Secured Notes were purchased for C$110 million plus accrued interest. The purchase price was equal to the price at which the

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

holder of the note has the right to call the notes in the event of a change of control of Gold Wheaton. Notes with a face value of C$7 million remained outstanding to third parties following the closing of the acquisition of Gold Wheaton and were repaid on March 20, 2011.

The Gold Wheaton acquisition was accounted for as a business combination with the final estimate of fair value as follows:

Purchase Price (in millions of US dollars):
Cash consideration, including Quadra FNX block and Senior Secured Notes	$677.7
Common shares issued	402.5
Warrants	28.6
Options	11.9
Original cost of common shares held in Gold Wheaton	9.6
Mark-to-market gain on common shares held in Gold Wheaton	11.0
$1,141.3

Net assets acquired:
Cash and cash equivalents	$190.9
Short-term investments	49.1
Receivables	48.4
Prepaid and other	2.7
Mineral interests	874.4
Note receivable	15.2
Investments	23.6
Accounts payable and accrued liabilities	(18.0)
Long-term liabilities	(7.9)
Deferred income taxes	(37.1)
$1,141.3

Included in the gain on acquisition of Gold Wheaton are transaction costs totaling $7.8 million. The Company recorded $13.5 million in mark-to-market gains on the common shares held in Gold Wheaton prior to the acquisition, which included the shares acquired from Quadra FNX Mining Ltd. (“Quadra FNX”).

The Company’s results include $114.2 million in revenues and a $102.4 million net loss from Gold Wheaton for the period March 14, 2011 to December 31, 2011.  If Gold Wheaton’s results would have been consolidated from January 1, 2011, approximately $141.4 million would have been included in the Company’s revenues for a full year and net loss would have been decreased by approximately $28.0 million.

f)                Quadra FNX Mining Ltd.

On January 5, 2011, Franco-Nevada acquired 56,464,126 common shares of Gold Wheaton from Quadra FNX, representing approximately 34.5% of Gold Wheaton’s outstanding common shares, for C$4.65 per share in cash. The Company topped up Quadra FNX’s total consideration to C$5.20 per share in cash on March 21, 2011, which was the same consideration received by Gold Wheaton shareholders.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

Note 5 — Cash and Cash Equivalents

As at December 31, 2011, cash and cash equivalents were primarily held in Canadian and US denominated treasury bills, interest bearing cash deposits and highly-liquid corporate bonds.

	December 31, 2011	December 31, 2010	January 1, 2010
Cash deposits	$122.2	$23.4	$10.2
Term deposits	253.4	75.6	4.0
Treasury bills	353.5	195.6	28.9
Canadian federal and provincial government bonds	44.4	59.0	79.5
Corporate bonds	20.6	60.3	—
	$794.1	$413.9	$122.6

Note 6 — Investments

	December 31, 2011	December 31, 2010	January 1, 2010
Short-term investments:
Canadian dollar denominated treasury bills	$0.1	$57.2	$241.3
US dollar denominated treasury bills	—	76.6	136.1
Corporate bonds	16.6	—	—
Certificate of deposit	—	—	0.1
Total short-term investments	$16.7	$133.8	$377.5
Non-current investments:
Investment in Gold Wheaton (Note 4)	$—	$20.1	$—
Investment in Gold Wheaton Secured Notes (Note 4)	—	111.6	—
Investment in Falcondo	30.3	31.0	29.5
Newmont Exchangeable Shares	5.1	10.2	42.6
Other	39.0	10.0	35.4
	$74.4	$182.9	$107.5

Short-term investments

These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

Non-current investments

These investments comprise equity interests in various public and non-public entities which the Company acquired through the open market, as part of the transaction with Newmont or through the transactions involving Gold Wheaton and Lumina (See Note 4 — Acquisitions above). These investments have been designated as available-for-sale and, as a result, have been recorded at fair value, other than Falcondo which is recorded at cost as no reliable estimate of fair value can be determined.

Investment in Falcondo

The Company owns 121,729, or 4.1%, of the outstanding common shares in Falcondo, a non-public entity which owns and operates an integrated complex of mines, smelter, crude oil supply system, oil refinery and power plant producing ferronickel in the Dominican Republic.

Newmont Exchangeable Shares

The Company owns 81,310 shares of Newmont Mining Company of Canada Limited (the “Exchangeable Shares”).  During the year ended December 31, 2011, the Company sold 85,000 Exchangeable Shares (2010 — 729,900 shares) and realized gross proceeds of $6.0 million (2010 - $42.6 million) and recorded a gain on the sale of $2.0 million (2010 - $8.2 million).

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

As at December 31, 2011, the Canadian dollar market value of the Exchangeable Shares increased compared to the value at December 31, 2010 and an unrealized gain of $1.5 million (2010 — gain of $8.5 million), inclusive of an income tax recovery of $0.4 million (2010 — income tax expense of $1.4 million), was recognized in other comprehensive income (loss) for the year ended December 31, 2011.

Other

The Company owns equity interests in various publicly-listed companies which the Company purchased through the open market.

As at December 31, 2011, the market value of these investments decreased compared to their values at December 31, 2010 and the Company recorded an unrealized loss of $8.3 million (2010 — gain of $4.8 million), net of an income tax recovery of $1.0 million (2010 — income tax recovery of $1.9 million) in the consolidated statement of other comprehensive income (loss).

During the year ended December 31, 2011, the Company disposed of certain investments and received gross proceeds of $15.0 million (2010 - $29.1 million) and recorded gains on the sale of $6.2 million (2010 - $19.1 million) for the year ended December 31, 2011 in the consolidated statement of income (loss) and other comprehensive income (loss).

During the year ended December 31, 2011, the fair value of certain of its investments experienced a decline in value which management assessed to be significant or prolonged and, as a result, a write-down of $17.5 million (2010 - $1.5 million) has been included in the consolidated statement of income (loss) and comprehensive income (loss).

The Company’s investments are classified as available-for-sale. The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income for the years ended December 31, 2011 and 2010 were as follows:

	2011	2010
Mark-to-market gains (losses) on equity securities	$(7.1)	$22.3
Mark-to-market gains (losses) on other securities	—	(1.1)
Other comprehensive loss from equity investee	(0.9)	—
Deferred tax recovery (expense) in other comprehensive income	1.4	—
Unrealized gains (losses) on available-for-sale securities, net of tax	(6.6)	21.2
Reclassification adjustment for realized gains recognized in net income	(1.1)	(24.2)
	$(7.7)	$(3.0)

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

Note 7 — Royalty, Stream and Working Interests, Net

The following table summarizes the Company’s royalty, stream and working interests as at December 31, 2011, December 31, 2010 and January 1, 2010, respectively:

As at December 31, 2011	Cost	Accumulated Depletion	Impairment	Carrying Value
Producing	$833.4	$(212.8)	$(38.6)	$582.0
Streams	970.6	(70.4)	(152.4)	747.8
Oil and Gas	386.1	(99.7)	—	286.4
Advanced	239.9	(13.8)	(14.9)	211.2
Exploration	86.2	(0.7)	(0.8)	84.7
	$2,516.2	$(397.4)	$(206.7)	$1,912.1

As at December 31, 2010	Cost	Accumulated Depletion	Impairment	Carrying Value
Producing	$788.7	$(172.5)	$(38.7)	$577.5
Streams	96.2	(9.2)	—	87.0
Oil and Gas	394.3	(78.6)	—	315.7
Advanced	222.6	(9.3)	(14.9)	198.4
Exploration	24.6	(0.4)	—	24.2
	$1,526.4	$(270.0)	$(53.6)	$1,202.8

As at January 1, 2010	Cost	Accumulated Depletion	Impairment	Carrying Value
Producing	$768.8	$(121.7)	$(37.7)	$609.4
Streams	86.5	(3.1)	—	83.4
Oil and Gas	375.6	(47.1)	—	328.5
Advanced	159.1	(5.7)	(14.6)	138.8
Exploration	16.6	(0.3)	—	16.3
	$1,406.6	$(177.9)	$(52.3)	$1,176.4

	Producing	Streams	Oil & Gas	Advanced	Exploration	Total

January 1, 2010	$609.4	$83.4	$328.5	$138.8	$16.3	$1,176.4
Acquisitions	13.8	9.7	—	58.0	10.7	92.2
Disposals	—	—	(1.0)	—	(0.8)	(1.8)
Impairments	—	—	—	(1.1)	(3.1)	(4.2)
Depletion	(50.4)	(6.1)	(29.1)	(3.2)	(0.1)	(88.9)
Impact of foreign exchange	4.7	—	17.3	5.9	1.2	29.1
December 31, 2010	$577.5	$87.0	$315.7	$198.4	$24.2	$1,202.8
Acquisitions	43.0	874.4	0.5	22.9	61.7	$1,002.5
Disposals	—	—	—	—	—	—
Transfers	2.7	—	—	(2.7)	—	—
Impairments	—	(152.4)	—	—	(0.7)	(153.1)
Depletion	(40.0)	(61.2)	(22.8)	(4.5)	(0.4)	(128.9)
Impact of foreign exchange	(1.2)	—	(7.0)	(2.9)	(0.1)	(11.2)
December 31, 2011	$582.0	$747.8	$286.4	$211.2	$84.7	$1,912.1

a)             Mineral Streams and Royalties

Palmarejo Stream

The Company owns a 50% gold stream in the Palmarejo silver and gold project (the “Palmarejo Project”) located in Mexico operated by Coeur d’Alene Mines Corporation (“Coeur”). The stream covers 50% of the life-of-mine gold production from the Palmarejo Project and includes a monthly minimum of 4,167 ounces until an aggregate of 400,000 ounces has been delivered under the stream agreement.  The Company pays Coeur the lesser of $400 per ounce, subject to an annual 1% inflation adjustment commencing in January 2013, and the prevailing spot price, for each ounce of gold delivered under the stream agreement. As at December 31, 2011, the Company has received 149,183 ounces of gold from the Palmarejo Project.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

Goldstrike Complex

The Company owns numerous royalties covering portions of the Goldstrike complex (the “Goldstrike Complex”) located in Nevada.  The Goldstrike Complex is comprised of: (i) the Betze-Post open pit mine; and (ii) the Meikle and Rodeo underground mines.  Barrick Gold Corporation (“Barrick”) is the operator of each of these mines.  The royalties within the Goldstrike Complex are made up of NSR royalties ranging from 2.0% to 4.0% and net profits interest (“NPI”) royalties ranging from 2.4% to 6.0%.

The NSR royalties are based upon gross production from the mine, reduced only by the ancillary costs of smelting, refining and transportation.  The NPI royalties are calculated as proceeds less costs, where proceeds equal the number of ounces of gold produced from the royalty burdened claims multiplied by the spot price on the date gold is credited to Barrick’s account at the refinery, and costs include operating and capital costs.

Stillwater Complex

The Company owns a 5% NSR royalty covering the majority of the Stillwater mine and the entire East Boulder mine (collectively known as the “Stillwater Complex”) in Montana.  The NSR is payable on all commercially recoverable metals produced from a substantial number of claims that cover the Stillwater Complex.  The amount of the NSR royalty is reduced by permissible deductions and is calculated and payable monthly.  The Stillwater Complex is operated by Stillwater Mining Company.

Gold Quarry

The Company owns a 7.29% NSR royalty interest on the Gold Quarry royalty property (the “Gold Quarry Royalty Property”). The royalty is payable on the greater of a 7.29% NSR based on production or a minimum annual royalty payment obligation tied to reserves and stockpiles.  The Gold Quarry Royalty Property covers a portion of the Gold Quarry operation which is an integrated part of Newmont’s Carlin Trend Complex.

As part of the Gold Wheaton acquisition (see Note 4(e)), the Company acquired the following five stream interests:

Sudbury Basin (comprised of three stream interests)

The Company acquired an agreement with Quadra FNX to purchase 50% of the contained gold equivalent ounces in ore mined and shipped from the Quadra FNX operations in Sudbury, Ontario. The Company will pay for each gold equivalent ounce delivered, a cash payment of the lesser of $400 per ounce (subject to a 1% annual inflationary adjustment starting in July 2011) or the then prevailing market price per ounce of gold.

Mine Waste Solutions

The Company acquired an agreement with First Uranium Corporation (“First Uranium”) to purchase 25% of the life-of-mine gold production from First Uranium’s Mine Waste Solutions tailings recovery operation (“MWS”) in South Africa. The Company will pay an ongoing payment equal to the lesser of $400 per ounce and the prevailing spot price (subject to an annual inflation adjustment starting in 2012).

Ezulwini Mining Company

The Company acquired an agreement with First Uranium to purchase the greater of 19,500 ounces of gold in 2011 and 7% of the gold production and thereafter 7% of the life-of-mine gold production from EMC’s Ezulwini mine in South Africa. The Company will pay an ongoing payment equal to the lesser of $400 per ounce and the prevailing spot price (subject to an annual inflation adjustment starting in 2013).

In addition to the acquisition of Gold Wheaton (See Note 4 for description), the Company acquired the following assets during the year ended December 31, 2011 which were accounted for as asset acquisitions:

•                  Lumina royalties (See Note 4 for description)

•                  Phoenix Gold Royalty - (See Note 4 for description)

•                  Canadian Malartic Royalty - (See Note 4 for description)

•                  Edikan Royalty (formerly the Central Ashanti Gold Project) - (See Note 4 for description)

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

b)             Oil & Gas Royalties and Working Interests

Edson

The Edson Property is located in Alberta, Canada.  The Company has a 15% overriding royalty in this property. The wells are operated by Canadian Natural Resources Ltd.

Weyburn

The Weyburn Unit is located in Saskatchewan, Canada and is operated by Cenovus Energy Inc.  The Company holds a 1.11037% working interest and a 0.44% royalty interest in the Weyburn Unit.  The Company takes product-in-kind for the working interest portion of this production and markets it through a third-party. (See Note 20 (b) — Subsequent Events).

Midale

The Company holds a 1.594% working interest and a 1.1757% royalty interest in the Midale Unit.  The Company takes product-in-kind for the working interest portion of this production and markets it through a third party.

c)              Impairments

During the year ended December 31, 2011, the Company recorded impairment charges of $84.0 million and $68.4 million at its Ezulwini and Podolsky (part of the Sudbury Basin assets) stream CGUs, respectively (2010 - $Nil). The impairment charges were the result of changes in production profiles announced by the operators of the mining operations. In addition, the Company recorded $0.7 million (2010 - $4.1 million) in impairment charges related to exploration projects where the owner/operator had either let the associated exploration licenses lapse or had relinquished certain exploration ground.

Key assumptions and sensitivity

The key assumptions used in determining the recoverable amount for each CGU are long-term commodity prices, discount rates and net asset value (“NAV”) multiples. The Company performed a sensitivity analysis on all key assumptions and determined that, other than those disclosed below, no reasonable possible change in any of the key assumptions would cause the carrying value of any CGU to exceed its recoverable amount. Management determined these estimates using the fair value less cost to sell approach which is deemed greater than the assets’ value in use.

The table below shows the impairment amounts when certain key assumptions are increased, in isolation, by 10%.

Key assumptions	Ezulwini	Podolsky
Impairment recorded in statement of income (loss)	$84.0	$68.4
Impairment if 10% increase, in isolation, of any of key assumptions:
Long-term commodity prices(a)	73.0	44.2
Discount rate(b)	99.1	68.8
NAV multiple(c)	76.3	67.4

(a)             Commodity prices

Projected future stream revenue reflects the Company’s estimates of future commodity prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future long-term metals prices.

For 2011, the impairment analysis used gold prices of $1,725 per ounce for 2012, $1,666 per ounce for 2013, $1,500 for 2014 and $1,300 longer term.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

(b)         Discount rates

For 2011, the impairment analysis used a 5% discount rate for Podolsky and an 8% for Ezulwini taking into account industry standards for evaluating gold assets and the risk associated with the respective streams. Country risk was deemed more significant for Ezulwini and therefore a higher discount rate was warranted.

(c)          NAV Multiple

Public gold companies typically trade at a market capitalization that is based on a multiple of their underlying NAV. Since a market participant would generally apply a NAV multiple when estimating fair value of a gold mining asset, the Company included a NAV multiple in its impairment analysis.

When selecting NAV multiples to arrive at fair value less cost to sell, the Company considered NAV multiples currently being experienced by gold projects and the individual characteristics of the stream assets being analyzed. The Company used a range of 1.10 to 1.15 in its impairment analysis. The selected ranges of multiples applied to the individual CGUs takes into consideration, among other factors, expected production growth, potential remaining mine life, stage of development of the asset and the opportunity for realizing higher gold prices.

Note 8 — Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised of the following:

	At December 31, 2011	At December 31, 2010	At January 1, 2010
Accounts payable	$7.3	$2.7	$2.6
Accrued liabilities	28.6	15.7	4.6
Total	$35.9	$18.4	$7.2

Note 9 - Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (ie an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

FRANCO-NEVAD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

Assets and liabilities measured at fair value on a recurring basis as at December 31, 2011 include:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Cash and cash equivalents	$794.1	$—	$—	$794.1
Short-term investments	16.7	—	—	16.7
Investments(1)	44.1	—	—	44.1
	$854.9	$—	$—	$854.9

(1)         Investments exclude $30.3 million of investments which are recorded at cost.

Fair Value of Financial Instruments

	At Dec. 31, 2011		At Dec. 31, 2010		At January 1, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and cash equivalents(1)	$794.1	$794.1	$413.9	$413.9	$122.6	$122.6
Short-term investments(1)	16.7	16.7	133.8	133.8	377.5	377.5
Receivables(1)	79.1	79.1	47.4	47.4	26.8	26.8
Investments(2)	44.1	44.1	151.9	151.9	78.0	78.0
	$934.0	$934.0	$747.0	$747.0	$604.9	$604.9
Financial liabilities
Accounts payable and accrued liabilities(1)	$35.9	$35.9	$18.4	$18.4	$7.2	$7.2
Income taxes payable(1)	7.4	7.4	8.0	8.0	2.3	2.3
	$43.3	$43.3	$26.4	$26.4	$9.5	$9.5

(1)         Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

(2)        Investments exclude $30.3 million (Dec 31, 2010 - $31.0 million; Jan 1, 2010 - $29.5) of investments which are recorded at cost. Investments that have a quoted market price are carried at fair value.

The valuation techniques that are used to measure fair value are as follows:

a)             Cash and cash equivalents

The fair value of cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of Canadian and US treasury bills, Canadian provincial and federal government bonds, and highly-liquid corporate bonds.

Short-term investments

The fair value of government and corporate bonds and treasury bills is determined based on quoted market prices in active markets and is classified within Level 1 of the fair value hierarchy.

b)             Investments

The fair value of investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing prices are a quoted market price obtained from the

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

Investments include instruments which are not non-publicly traded, such as warrants. The fair value of these warrants is determined using a Black-Scholes option pricing valuation model using quoted market prices and market-corroborated inputs and therefore these investments are classified within Level 2 of the fair value hierarchy.

Note 10 - Financial Risk Management

The Company’s financial instruments are comprised of financial assets and liabilities. Our principal financial liabilities comprise accounts payable and accrued liabilities. Our principal financial assets are cash and cash equivalents, short—term investments, receivables and investments.  The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams.  Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any.  These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. Our executive management oversees the management of financial risks. Our executive management ensures that our financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

a)             Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risk by either accepting it or mitigating it through the use of economic strategies.

Commodity Price Risk

The Company’s royalties/streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, platinum, palladium and oil are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of our future revenue is un-hedged in order to provide our shareholders with full exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currencies of the Company’s entities include the Canadian, US and Australian dollars with the reporting currency of the Company being the US dollar. The Company is primarily exposed to currency fluctuations relative to the US dollar on balances and transactions that are denominated in Canadian dollars, Mexican pesos and Australian dollars.  The Company has exposure to the Canadian dollar through its equity offering proceeds, oil & gas activities and corporate administration.  Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into US dollars.

The Company invests its cash and cash equivalents and short-term investments in US and Canadian dollar denominated treasury bills and corporate bonds on a ratio of 33% to 64% and 3% in other currencies as at December 31, 2011.  This serves to somewhat reduce the economic exposure to currency fluctuations on a consolidated basis.

During the year ended December 31, 2011, the US dollar strengthened in relation to the Canadian dollar and upon the translation of the Company’s assets and liabilities held in Canada, the Company recorded a currency translation adjustment loss of $5.6 million in other comprehensive income (loss) (2010 — $64.1 million gain).

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Currently, the Company’s interest rate exposure arises mainly from the interest receipts on cash, cash equivalents and short-term investments. Using the interest rates for the currently-owned portfolio of short-term investments, should the Company’s cash balances continue to be invested in the same investments in which those proceeds are currently invested, the Company would realize interest income of approximately $4.0 million per year.  Assuming a 0.5% increase or decrease in interest rates, net income would change by approximately $6.0 million per year (assuming the Company’s cash balances continue to be invested in the same investments as currently exist).

As at December 31, 2011, the Company had no outstanding debt under its revolving credit facility (See Note 11 — Revolving Term Credit Facility).

b)             Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.  Credit risk arises from cash and cash equivalents, short-term investments and receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk. In addition, the Company’s cash equivalents and short-term investments are invested in fully guaranteed deposits or instruments insured by the United States or Canadian governments, such as treasury bills, and/or corporate bonds with the highest rating categories from either Moody’s or Standard & Poors.

As at December 31, 2011, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its balance sheet, including maintaining sufficient cash balances and access to undrawn credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2011, the Company held $810.8 million in either cash, cash equivalents and/or highly-liquid investments (December 31, 2010 - $547.7 million; January 1, 2010 - $500.1 million).  All of the Company’s financial liabilities are due within one year.

c)              Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection.  The Company’s asset portfolio provides an opportunity to capture value without the typical capital and operating costs associated with a natural resource operation, and without direct exposure to many of the risks faced by resource operators.  Maintaining and managing a diversified, high-margin asset portfolio with low overheads provides the free cash flow required to fuel organic growth.  The Company defines capital as its cash and cash equivalents and short-term investments which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2011 compared to the prior year.  The Company is not subject to material externally imposed material capital requirements.

As at December 31, 2011, the Company has cash, cash equivalents and available-for-sale short-term investments totaling $810.8 million (December 31, 2010 - $547.7 million; January 1, 2010 - $500.1 million),

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

available-for-sale long-term investments totaling $74.4 million (December 31, 2010 - $182.9 million; January 1, 2010 - $107.5 million), of which $44.1 million (December 31, 2010 - $151.9 million; January 1, 2010 - $78.0 million) are held in liquid securities, together with an unused $175.0 million revolving term credit facility, all of which are available for growing the asset portfolio and paying dividends.

Note 11- Revolving Term Credit Facility

On June 29, 2011, the Company replaced its amended and restated credit agreement with an unsecured revolving term credit facility (the “Credit Facility”) which provides for the availability over a three-year period for up to $175.0 million, or the Canadian dollar equivalent, in borrowings. The Company has the option of requesting, during a period of time surrounding each anniversary date, an additional one-year extension of the maturity of the Credit Facility.

Advances under the Credit Facility can be drawn as follows:

US dollars

•                  Base rate advances with interest payable monthly at the Bank of Montreal (“BMO”) base rate, plus between 0.50% and 1.50% per annum depending upon the Company’s leverage ratio; or

•                  LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.50% and 2.50% per annum, depending on the Company’s leverage ratio.

Canadian dollars

•                  Prime rate advances with interest payable monthly at the BMO prime rate, plus between 0.50% and 1.50% per annum, depending on the Company’s leverage ratio; or

•                  Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.50% and 2.50%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Credit Facility are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Credit Facility is subject to a standby fee of 0.30% to 0.50% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the facility.

As at December 31, 2011, there were no amounts outstanding under the Credit Facility and the prime and base rates in effect were 3.50% and 4.25%, respectively.

For the period ended December 31, 2011, the Company recognized debt issuance cost amortization expense of $0.4 million (2010 - $1.3 million), $1.0 million (2010 - $1.0 million) of standby and administrative fees and expensed $0.9 million (2010 - $nil) related to debt issuance costs of the old facility.

Note 12 — Revenue

Revenue is comprised of the following:

	2011	2010
Mineral royalties	$160.1	$125.1
Mineral streams	216.1	66.1
Oil & gas interests	34.9	35.8
Dividends	0.1	0.2
Total	$411.2	$227.2

Included in receivables is $18.4 million (December 31, 2010 — Nil; January 1, 2010 - $Nil) subject to provisional price adjustments which are marked-to-market at each reporting period with the change being

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

recorded in revenue in the period. The embedded derivatives relate to gold and platinum group metal sales which settle at a future date.

Note 13 — Cost of Sales

Cost of sales comprise:

	2011	2010
Cost of stream sales	$53.4	$21.5
Production taxes	8.1	6.5
Oil & gas operating costs	1.8	1.5
Total	$63.3	$29.5

Note 14 — Related Party Disclosures

Key management personnel include the executive management team. Compensation for key management personnel of the Company was as follows:

	2011	2010
Salaries and short-term benefits (1)	$3.6	$2.8
Share-based payments (2)	1.5	5.4
Total	$5.1	$8.2

(1)          Includes annual salary as at December 31, benefits and annual short-term incentives/other bonuses earned in the year.

(2)   Represents the vesting of stock options and RSUs earned during the year.

Note 15 - Income Taxes

Tax on profit	2011	2010
Current income tax expense	$	$
Charge for the year	51.9	30.6
Adjustment in respect of prior years	(0.9)	(2.0)
Current tax	51.0	28.6
Deferred income tax expense (recovery)
Origination and reversal of temporary differences in the current year	(9.3)	8.7
Impact of changes in tax rate	0.5	(0.3)
Change in unrecognized deductible temporary differences	1.1	0.1
Adjustments in respect of prior years	1.2	2.8
Other	1.4	(0.4)
Deferred tax	(5.1)	10.9
Total	$45.9	$39.5

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income (loss) and comprehensive income (loss) for the years ended December 31, 2011 and 2010, is as follows:

	2011	2010
Net income before income taxes	$39.1	$102.2
Statutory tax rate	26.03%	28.34%
Tax expense at statutory rate	10.2	28.9
Reconciling items:
Change/reversal of unrecognized deductible temporary differences	1.1	0.1
Income/expenses not taxed/deductible	0.6	4.7
Differences in foreign statutory tax rates	1.7	4.0
Impact of difference in foreign statutory tax rate on mineral impairment	19.8	—
Differences due to changing future tax rates	1.5	(1.4)
Foreign withholding tax	7.6	1.6
Temporary differences subject to initial recognition exemption	1.7	2.8
Gain on Gold Wheaton shares	(1.4)	—
Unrealized foreign exchange on translation of mineral properties in foreign jurisdiction	3.3	(1.4)
Indexation of mineral properties in foreign jurisdiction	(1.0)	(1.6)
Other	0.8	1.8
Net income tax expense	$45.9	$39.5

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

Effective January 1, 2011, the Canadian federal corporate tax rate decreased from 18% to 16.5%, and the British Columbia provincial tax rate decreased from 10.5% to 10%.  Effective July 1, 2011, the Ontario provincial tax rate decreased from 12% to 11.5%.  The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 28.34% to 26.03%.

Income tax expense (recoveries) recognized in other comprehensive income (loss) is as follows:

	2011			2010
	Before Tax Loss (Gain)	Tax Expense (Recovery)	After Tax Loss (Gain)	Before Tax Loss (Gain)	Tax Expense (Recovery)	After Tax Loss (Gain)
Other comprehensive loss from equity investee	0.9	—	0.9	—	—	—
Change in market value of available-for-sale investments	8.2	(1.4)	6.8	3.0	—	3.0
Cumulative translation adjustment	5.6	—	5.6	(64.1)	—	(64.1)

Other comprehensive income (loss)	14.7	(1.4)	13.3	(61.1)	—	(61.1)

Current tax	—	—	—	—	—	—
Deferred tax	—	(1.4)	—	—	—	—

The significant components of deferred income tax assets and liabilities are as follows:

	At Dec 31, 2011	At Dec 31, 2010	At January 1, 2010
Deferred income tax assets	$	$	$
Deductible temporary differences relating to:
Share issue and debt issue costs	—	9.6	12.5
Royalty, stream and working interests	11.0	5.0	8.4
Non-capital loss carry-forwards	—	—	1.0
Investments	—	(1.8)	(2.1)
Other	(0.4)	1.0	3.0
	10.6	13.8	22.8

Deferred income tax liabilities	$	$	$
Taxable temporary differences relating to:
Share issue and debt issue costs	(9.3)	—	—
Royalty, stream and working interests	42.6	—	—
Non-capital loss carry-forwards	(9.8)	—	—
Investments	(0.3)	—	—
Other	0.3	—	—
	23.5	—	—

Deferred income tax assets (liabilities), net	$(12.9)	$13.8	$22.8

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2011	2010
Deferred income tax assets:
Deferred income tax asset to be recovered within 12 months	0.1	7.7
Deferred income tax asset to be recovered after more than 12 months	10.5	6.1
	10.6	13.8

Deferred income tax liabilities:
Deferred income tax liability to be recovered within 12 months	(5.9)	—
Deferred income tax liability to be recovered after more than 12 months	29.4	—
	23.5	—
Deferred income tax assets (liabilities), net	(12.9)	13.8

Movement in net deferred taxes:

	2011	2010
Balance, beginning of year	$13.8	$22.8
Recognized in profit/loss	5.1	(10.9)
Recognized in other comprehensive income (loss)	1.4	—
Recognized in equity	4.1	1.2
Acquired in business combination	(37.3)	—
Foreign exchange difference	0.2	0.7
Other	(0.2)	—
	$(12.9)	$13.8

The following table summarizes the Company’s non-capital losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
		$
Canada	Non-Capital Losses	39.2	2026-2031
United States	Non-Capital Losses	0.1	2031
Barbados	Non-Capital Losses	0.9	2017-2020
		$40.2

Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2011 is $Nil (2010 — $62.4 million).  No deferred tax asset is recognized on the temporary differences associated with investment in subsidiaries

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2011 is $1.1 million (2010 - $0.2 million).  No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the Company can utilize the benefit.

Note 16 - Shareholders’ Equity

a)            Common Shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 138,363,692 common shares) having no par value and preferred shares issuable in series (issued nil).

On December 1, 2011, the Company issued 1,383,850 common shares to shareholders of Lumina pursuant to the plan of arrangement as described in Note 4(a) — Acquisitions above.

On November 30, 2011, the Company completed a bought deal with a syndicate of underwriters for 9,200,000 common shares at C$42.50 per common share which included an overallotment of 1,200,000 common shares. The net proceeds to the Company were $367.4 million after deducting underwriters’ commission and offering expenses of $16.0 million.

On August 31, 2011, the Company issued 550,000 common shares pursuant to the acquisition of the Phoenix Gold Royalty as described in Note 4(b) — Acquisitions above.

On July 12, 2011, the Company issued 267,000 common shares pursuant to the acquisition of the Canadian Malartic royalty as described in Note 4(c) — Acquisitions above.

On March 14, 2011, the Company issued 11,654,127 common shares pursuant to the acquisition of Gold Wheaton as described in Note 4(e) — Acquisitions above.

On September 22, 2010, the Company issued 316,436 common shares upon the exercise of 316,436 special warrants which were granted as part of the acquisition of the Palmarejo stream.

On January 21, 2010, the Company issued 1,733,993 commons shares under a plan of arrangement with Moydow Mines International Inc. to acquire the Subika royalty.

b)            Dividends

During the years ended December 31, 2011 and 2010, the Company declared dividends in the amount of $57.2 million, or $0.44 per share, and $42.0 million, or $0.37 per share, respectively. The Company paid dividends in the amount of $49.2 million, or $0.32 per share, and $33.3 million, or $0.29 per share, in the years ended December 31, 2011 and 2010, respectively.  At December 31, 2011, included in accounts payable is an amount of $16.6 million related to declared dividends (2010 - $8.6 million).

c) Stock-based payments

On November 12, 2007, the Company’s Board of Directors adopted a stock option plan, which was replaced by the Company’s share compensation plan covering both stock options and RSUs effective May 12, 2010 (the “Plan”). Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors.  The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant.  The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant.  Options expire on the earlier of the expiry date or the date of termination.  Options are non-transferable.  The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 5,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

During the year ended December 31, 2011, the Company issued to employees 40,000 stock options (2010 — 455,000) at exercise prices ranging between C$42.48 and C$42.67 (2010 — C$31.39 and C$33.20). These ten-year term options vest over three years in equal portions on the anniversary of the grant date.

The fair value of stock options granted during 2011 has been determined to be $0.3 million (2010 - $5.8 million).  The fair value of the options was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions:

	2011	2010
Risk-free interest rate	0.93%	2.53%
Expected dividend yield	1.11%	0.95%
Expected price volatility of the Company’s common shares	29.66%	54.52%
Expected life of the option	2.0 years	4.0 years
Forfeiture rate	0%	0%

and resulted in a weighted average fair value of C$6.82 per stock option (2010 — C$13.12 per stock option).

Option pricing models require the input of highly objective assumptions, including expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, option pricing models do not necessarily provide a reliable measure of the fair value of our stock options.

During the year ended December 31, 2011, an expense of $3.1 million (2010 - $3.7 million) related to vested stock options has been included in the consolidated statement of income (loss) and other comprehensive income (loss).  As at December 31, 2011, there is $1.8 million (2010 - $3.5 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested stock options granted under the Plan, which is expected to be recognized over a weighted average period of 1.3 years (2010 — 1.4 years).

Options to purchase common shares of the Company have been granted in accordance with the Plan and pursuant to other agreements (in the case of Moydow and Gold Wheaton stock options) are as follows:

	At December 31, 2011			At December 31, 2010
	Number	Weighted average exercise price		Number	Weighted average exercise price
Stock options outstanding, beginning of year	2,768,462	C$	18.59	2,666,501	C$	16.00
Moydow stock options	—	—		94,470	C$	8.64
Gold Wheaton stock options	730,698	C$	24.48	—	—
Granted	40,000	C$	42.60	455,000	C$	31.48
Exercised	(736,760)	C$	17.51	(354,176)	C$	13.81
Forfeited	—	—		(93,333)	C$	15.61
Stock options outstanding, end of the year	2,802,400	C$	20.75	2,768,462	C$	18.59

Exercisable stock options, end of the year	2,407,400	C$	18.87	2,125,128	C$	15.59

Options to purchase common shares outstanding at December 31, 2011, carry exercise prices and weighted average lives to maturity as follows:

Exercise price		Options outstanding	Options exercisable	Weighted average life (years)
C$	15.20	1,742,700	1,742,700	5.98
C$	15.41	35,000	35,000	6.90
C$	16.07	59,517	59,517	2.37
C$	17.48	45,517	45,517	3.12
C$	18.91	75,000	75,000	6.64
C$	20.55	25,000	25,000	6.41
C$	27.62	50,000	16,667	7.42
C$	29.11	40,000	26,667	7.40
C$	29.84	5,000	—	7.42
C$	31.39	350,000	116,667	8.40
C$	31.45	85,000	28,333	8.72
C$	33.12	5,000	1,666	8.90
C$	33.20	15,000	5,000	8.99
C$	37.92	221,108	221,108	1.45
C$	38.56	8,558	8,558	1.79
C$	42.48	15,000	—	9.94
C$	42.67	25,000	—	9.93
		2,802,400	2,407,400	6.04

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

d)                Share Purchase Warrants

Outstanding share purchase warrants, at December 31, 2011 and 2010, are as follows:

	December 31, 2011	December 31, 2010
Warrants outstanding, beginning of year	11,499,999	11,499,999
Issued (See Note 4(a))	760,769	316,436
Exercised	(33,250)	(316,436)
Warrants outstanding, end of the year	12,227,518	11,499,999

Warrants have the following exercise prices and expiry dates: 5,716,749 have an exercise price of C$32.00 per warrant and expire on March 13, 2012 (“2012 Warrants”); and 6,510,769 warrants have an exercise price of C$75.00 per warrant and expire on June 16, 2017 (“2017 Warrants”).  760,769 2017 Warrants were granted during the year ended December 31, 2011 pursuant to the acquisition of Lumina as described in Note 4 (a) - Acquisitions above.

e)                                     Deferred Share Unit Plan

Under the DSU Plan, non-executive directors may choose to convert all or a percentage of their directors’ fees into DSUs. The directors must elect to convert their fees prior to June 1 in each year. In addition, the Company may award DSUs to non-executive directors as compensation.

DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. For DSUs that have been credited upon the conversion of directors’ fees, the DSUs vest immediately. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

During the year ended December 31, 2011, 4,609 DSUs were credited to directors under the DSU Plan (2010 — 4,583 DSUs) in connection with the conversion of directors’ fees. The value of the DSU liability as at December 31, 2011, was $0.7 million (2010 - $0.5 million). The mark-to-market adjustment recorded for the year ended December 31, 2011, in respect of the DSU Plan, was $0.1 million (2010 - $0.1 million).

f)                                        Restricted Share Units

Under the Plan, employees and officers may be granted performance-based or time-based RSUs. When each RSU vests, the holder is entitled to one common share for no additional consideration. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

target settlement will range from 0% to 100% of the value.  Time-based RSUs vest over a three year period on the anniversary of the date of grant.

During the year ended December 31, 2011, 22,393 performance-based RSUs (2010 — 29,102) and 20,980 time-based RSUs (2010 -31,794) were awarded to officers of the Company. The fair value of the RSUs granted during 2011 has been determined to be $1.8 million (2010 - $1.9 million).  The fair value of the RSUs was calculated using the Black-Scholes option pricing model and utilized the following weighted average assumptions; risk-free rate of 1.05% ( 2010 — 1.91%), volatility of 33.97% (2010 — 52.98%), dividend yield of 0.0% (0.9%) and 3 year expected life (2010 — 3.0 years). Included in the Company’s stock-based compensation expense is an amount of $1.4 million (2010 - $1.2 million) relating to these RSUs.

g)            Outstanding Share Purchase Warrants, Incentive Stock Options, Special Warrants and Restricted Share Units

The following table sets out the maximum shares that would be outstanding if all of the share purchase warrants, incentive stock options and restricted share units, at December 31, 2011 and 2010, respectively, were exercised:

	December 31, 2011	December 31, 2010	January 1, 2010
Common shares outstanding	138,363,692	114,528,108	112,123,500
Stock options	2,802,400	2,768,462	2,666,501
Warrants	12,227,518	11,499,999	11,499,999
Gold Wheaton Warrants	6,126,750	—	—
Special Warrant	2,000,000	2,000,000	316,436
Restricted Share Units	134,314	101,539	47,215
	161,654,674	130,898,108	126,653,651

With the acquisition of Gold Wheaton, the Company reserved for issuance 730,698 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 to C$6.00 for 0.1556 of a Franco-Nevada common share. As at December 31, 2011, 334,700 common shares remain reserved for issuance. In addition, the Company reserved for issuance 6,126,750 common shares in connection with warrants that were outstanding upon closing. 25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00, 7,125,000 warrants (1,108,650 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 and 6,250,000 warrants (972,500 equivalent Franco-Nevada common shares) have an expiry date of November 26, 2014 and an exercise price of C$5.00. Holders of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.

Expiry Dates	Exercise Price		Number of Gold Wheaton Warrants	Equivalent Franco-Nevada Common Shares
July 8, 2013	C$	10.00	25,999,998	4,045,600
May 25, 2014	C$	5.00	7,125,000	1,108,650
November 26, 2014	C$	5.00	6,250,000	972,500
Total			39,374,998	6,126,750

Note 17 — Earnings per Share (“EPS”)

	2011
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic and Diluted EPS	$(6.8)	125.4	$(0.05)

The effect of stock options and warrants is not included in computing the diluted per share amounts for the year ended December 31, 2011 since, in the context of reported loss for the year, such effect would be anti-

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

dilutive.

	2010
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$62.7	114.0	$0.55
Effect of dilutive securities Stock options	—	1.1	—
Diluted EPS	$62.7	115.1	$0.55

Excluded from the computation of 2010 diluted EPS were 455,000 stock options, 11,499,999 warrants and 84,458 RSUs due to the exercise prices of the options and warrants being greater than the weighted average price of the common shares for the year ended December 31, 2010 and due to the performance criteria for the vesting of the RSUs having not been measurable prior to December 31, 2010.

Note 18 - Commitments

Ore purchase commitments

As part of the acquisition of Gold Wheaton, the Company assumed certain ore purchase commitments which are described in Note 7(a). In addition, the Company is committed to purchased 50% of the gold produced from the Palmarejo project as described in Note 7(a).

Credit facility

On June 29, 2011, the Company terminated its credit facility and replaced it with a new credit facility expiring June 2014.  The new credit facility incurs a standby fee of 0.30% to 0.50% on the unutilized portion of a $175.0 million revolving credit facility, which is paid quarterly. For the year ended December 31, 2011, the Company recorded $1.0 million (2010 - $1.0 million) in standby fees and $0.4 million (2010 - $1.3 million) in deferred issue costs which were related to the credit facility. In addition, the Company expensed $0.9 million associated with the terminated credit facility during the year ended December 31, 2011.

Prosperity Gold Stream

Pursuant to a purchase and sale agreement dated May 12, 2010, the Company is committed to fund a $350.0 million deposit and acquire 22% of the gold produced pursuant to a gold stream agreement with Taseko Mines Limited (“Taseko”) on Taseko’s Prosperity copper-gold project located in British Columbia. Franco-Nevada will provide the $350.0 million deposit for the construction of Prosperity advanced pro-rata with other financing for the project once the project is fully permitted and financed, and has granted Taseko one special warrant. Franco-Nevada’s financing commitment remains available to Taseko provided the project is fully permitted and financed prior to May 12, 2012 although this option continues unless it is terminated by Franco-Nevada. Once the project is fully permitted and financed, the special warrant will be exchangeable, without any additional consideration, into two million purchase share warrants. Each purchase share warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 at any time before June 16, 2017.  In addition, Franco-Nevada will pay Taseko the lower of US$400 per ounce (subject to an inflation adjustment) or the prevailing market price for each ounce of gold delivered under the agreement.

Note 19 — Segment Reporting

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of resource sector royalty and stream acquisitions and management activities directly relating to royalty and stream interests. All of the Company’s assets and revenues are attributable to this single operating segment.

For the year ended December 31, 2011, one mineral interest totaling $101.9 million (2010 — two mineral interests totaling $99.3 million), comprised 24.8% (2010 — 43.7%) of revenue. Geographic revenues are separated by the jurisdiction of the entity receiving the revenue.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

Revenue is earned from the following jurisdictions:	2011	2010
United States	$111.5	$101.3
South Africa	64.9	—
Mexico	107.8	69.9
Canada	107.9	43.2
Australia	13.8	8.2
Other	5.3	4.6
Revenue	$411.2	$227.2

Geographic revenue is segmented by the location of the mining operations giving rise to the royalty, stream or working interest.

Royalty, stream and working interests, net:	2011	2010
United States	$544.2	$583.5
South Africa	675.4	—
Mexico	72.4	86.9
Canada	466.2	440.1
Australia	42.1	43.7
Other	111.8	48.6
Royalty, stream and working interests, net	$1,912.1	$1,202.8

Investments of $74.4 million (2010 - $182.9 million) are held in Canada.

Note 20 — Transition to IFRS

As stated in Note 2, the Company has adopted IFRS effective January 1, 2011. Our transition date is January 1, 2010 (the “transition date”) and the Company has prepared its opening balance sheet as at that date. These consolidated financial statements have been prepared in accordance with the accounting policies described in Note 2.

a)                  Elected exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)	Business combinations

We have elected the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations that took place prior to the transition date.

(ii)	Fair value or revaluation as deemed cost

We have elected to measure certain items of mineral royalty interests at fair value as at January 1, 2010 and use those amounts as deemed cost as at January 1, 2010. We have made this election with respect to six royalty interests. The adjustment resulted in a decrease of $50.2 million in the carrying value of mineral royalty interests.

(iii)	Cumulative translation differences

We have elected to transfer the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income (“AOCI”), to retained earnings as at January 1, 2010.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

(iv)	Deemed cost in oil & gas using full-cost accounting

We have elected to use the amounts determined under Canadian GAAP as deemed cost as at the transition date for the Company’s oil & gas royalty interests. The capitalized costs were previously accumulated on a country basis and have been allocated to their respective cash generating units (“CGU”) on a relative value basis.

On transition, as required by this election, management completed an impairment assessment of the long-lived assets allocated to each oil & gas CGU and noted no impairment under IAS 36, Impairment of Assets.

(b)             Reconciliation of equity reported under Canadian GAAP and IFRS

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at the transition date January 1, 2010:

	Ref	Capital Stock	Contributed surplus	Retained earnings / (deficit)	AOCI	Total
As reported under Canadian GAAP		$1,848.9	$52.0	$38.1	$(8.8)	$1,930.2
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50.2)	—	(50.2)
Reset of cumulative translation losses	(a)(iii)	—	—	(14.0)	14.0	—
IFRS Policy Impacts
Initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(4.3)	(0.7)	(5.0)
Change in method of accounting for stream assets	(d)(i)	—	—	(56.2)	—	(56.2)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(14.3)	14.3	—
Change in functional currrency	(d)(iii)	—	—	(6.1)	—	(6.1)
Change in depletion related to the change in the cost base of mineral and oil & gas interests	(d)(v)	—	—	(1.2)	—	(1.2)
Share-based payments	(d)(vi)	—	3.1	(3.1)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	0.8	—	19.1	—	19.9
As reported under IFRS		$1,849.7	$55.1	$(92.2)	$18.8	$1,831.4

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at December 31, 2010:

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

	Ref	Capital Stock	Contributed surplus	Retained earnings / (deficit)	AOCI	Total
As reported under Canadian GAAP		$1,911.2	$56.6	$70.5	$63.8	$2,102.1
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50.2)	—	(50.2)
Reset of cumulative translation losses	(a)(iii)	—	—	(14.0)	14.0	—
IFRS Policy Impacts
Initial recognition exemption on asset	(d)(iv)	—	—	(4.5)	(0.7)	(5.2)
Change in method of accounting for stream assets	(d)(i)	—	—	(83.9)	—	(83.9)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(7.9)	7.9	—
Change in functional currency	(d)(iii)	—	—	4.1	(4.1)	—
Change in depletion related to the change in the cost base of mineral and oil & gas interests	(d)(v)	—	—	3.1	(0.1)	3.0
Share-based payments	(d)(vi)	—	2.4	(2.4)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	2.0	—	13.7	(0.9)	14.8
As reported under IFRS		$1,913.2	$59.0	$(71.5)	$79.9	$1,980.6

(c)              Reconciliation of net income as reported under Canadian GAAP to IFRS

The following is a reconciliation of the Company’s net income and comprehensive income reported in accordance with Canadian GAAP to its net income and comprehensive income under IFRS for the year ended December 31, 2010:

Net income	Ref	Year ended December 31, 2010
As reported under Canadian GAAP		$74.2
Change in method of accounting for stream assets	(d)(i)	(27.7)
Depletion and depreciation	(d)(v)	4.0
Change in method for accounting for foreign exchange on investment in bonds	(d)(ii)	7.5
Change in functional currency	(d)(iii)	9.6
Share-based payments	(d)(vi)	0.7
Tax impact of IFRS changes	(d)(vii)	(5.6)
As reported under IFRS		$62.7

Other comprehensive income
As reported under Canadian GAAP		$72.6
Change in method for accounting for foreign exchange on debt securities	(d)(ii)	(6.3)
Currency translation adjustment	(d)(iii)	(5.2)
As reported under IFRS		$61.1

There are no material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows presented under previous Canadian GAAP.

(d)                       References

(i)  The Company has assessed its stream interests under IFRS and determined it is appropriate to classify the interests under IAS 16. Previously under Canadian GAAP, the minimum payment provision of certain agreements had been recognized as a derivative asset. The impact results in a reduction of the assets

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

by $56.2 million at January 1, 2010 and $83.9 at December 31, 2010 to reflect recording the asset at its carrying costs rather than fair value with a corresponding decrease in retained earnings at January 1, 2010.

(ii)

Under Canadian GAAP, the foreign exchange movement associated with debt securities, including government and corporate bonds, treasury bills, and inter-company loans was recorded in other comprehensive income (loss). Under IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the foreign exchange related to investment in bonds and other debt securities is included in net income and results in unrealized foreign exchange gains and losses being removed from other comprehensive income (loss) (“OCI”) and included in net income. Upon transition, the balances in accumulated other comprehensive income (“AOCI”) related to these debt securities, which totaled $14.3 million was reallocated to retained earnings. For the year ended December 31, 2010, an amount of $7.5 million was included in net income.

(iii)

Under Canadian GAAP, the Company had previously determined the functional currency of Franco-Nevada Mexico Corporation, S.A. de C.V. (“FNM”) to be the Mexican Peso. In accordance with IAS 21, the functional currency of FNM has been determined to be US dollars based on an analysis of the primary indicators of functional currency. As a result, all assets and liabilities of FNM are translated retrospectively at the prevailing current rate at each reporting date. The impact results in a reclassification of cumulative translation losses of $0.8 million from AOCI to retained earnings within equity as at January 1, 2010 and a $9.6 million gain being recorded in foreign exchange gains in net income compared to currency translation differences in OCI for the year ended December 31, 2010.

(iv)

Based on the initial tax recognition exemption under IAS 12, the Company’ royalty and working interests acquired in December 2007 and other asset acquisitions up until January 1, 2010 have been re-measured to remove the associated tax step up allocated to the assets. The impact at January 1, 2010 was to decrease royalty and working interests by $74.5 million and the associated deferred tax liability/asset balances. In addition, the initial tax recognition exemption also applied to the Exchangeable Shares which reduced the deferred tax liability previously recognized by $7.2 million at January 1, 2010.

(v)

Under IFRS, there are a number of IFRS elections and policy decisions that impact the depletion charge recorded due to a change in the assets’ accounting base. In addition, at transition, the Company changed the depletion method for its oil & gas properties from a unit-of-production based on proved reserves to a unit-of-production based on proved and probable reserves. This change was accounted for prospectively.

(vi)

 The Company previously recognized forfeitures of share options and restricted share units as they occurred under Canadian GAAP. Under IFRS, an estimate is required of the number of awards expected to vest at the time of grant, which is subsequently revised to actual forfeitures. Management has applied this method of accounting to all options, both vested and unvested, issued since the Company was formed in October 2007.

The Company previously recognized equity-settled share options and restricted share units using the straight-line method over the vesting period. IFRS requires the graded method of attribution to be used in recognizing share options and restricted share units. This results in higher share-based compensation expense in the earlier year of vesting under IFRS.

In addition, the Company previously did not expense restricted share units when the non-market performance conditions associated with the awards had not been met at reporting date. Under IFRS, the Company recognizes the expense on restricted share units based on management’s best estimate of the non-market conditions at the vesting date and adjusts it between expected and actual outcomes.

As a result, at January 1, 2010, there is a reclassification of $3.1 million between contributed surplus and retained earnings with respect to these share-based payment adjustments. Share-based payments expense has increased by $0.7 million for the year ended December 31, 2010 under IFRS as compared to Canadian GAAP.

(vii)	As a result of the above changes the deferred tax liability has been adjusted.

FRANCO-NEVADA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(In millions of US dollars, except share amounts)

Note 21 — Subsequent Events

(a)              Timmins West Royalty

On March 8, 2012, the Company acquired a 2.25% NSR royalty from Lake Shore Gold Corp. (“Lake Shore”) on the Timmins West Complex located in Ontario for $35.0 million in cash. In addition, the Company acquired 10,050,591 common shares of Lake Shore for C$15.0 million.

(b)            Weyburn Unit

On February 23, 2012, the Company acquired an additional 1.15% Weyburn Unit working interest, increasing its total working interest in the Weyburn Unit to approximately 2.26% for C$55.0 million.

(c)              Warrants

After year-end, 5,563,223 warrants were exercised for proceeds of $179.6 million and 169,337 2012 Warrants expired unexercised.